Exhibit 2(d)

DESCRIPTION OF SECURITIES

REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

Memorandum and Articles of Association

Our Constitution

Our Constitution is similar in nature to the bylaws of a U.S. corporation. It does not provide for or prescribe any specific objectives or purposes of our company. Our Constitution is subject to the terms of the ASX Listing Rules and the Corporations Act. It may be amended or repealed and replaced by special resolution of shareholders, which is a resolution passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution.

Under Australian law, a company has the legal capacity and powers of an individual both within and outside Australia. The material provisions of our Constitution are summarized below. This summary is not intended to be complete or to constitute a definitive statement of the rights and liabilities of our shareholders. Our Constitution is filed as an exhibit to this Annual Report.

Interested Directors

A director may not vote in respect of any contract or arrangement in which the director has, directly or indirectly, any material interest according to our Constitution. Such director must not be counted in a quorum, must not vote on the matter and must not be present at the meeting while the matter is being considered. However, that director may execute or otherwise act in respect of that contract or arrangement notwithstanding any material personal interest.

Unless a relevant exception applies, the Corporations Act requires our directors to provide disclosure of certain interests or conflicts of interests and prohibits directors from voting on matters in which they have a material personal interest and from being present at the meeting while the matter is being considered. In addition, the Corporations Act and the ASX Listing Rules require shareholder approval of any provision of related party benefits to our directors.

Borrowing Powers Exercisable by Directors

Pursuant to our Constitution, the management and control of our business affairs are vested in our board of directors. Our board of directors has the power to raise or borrow money, and charge any of our property or business or any uncalled capital, and may issue debentures or give any other security for any of our debts, liabilities or obligations or of any other person, in each case, in the manner and on terms it deems fit.

Retirement of Directors

Pursuant to our Constitution and the ASX Listing Rules, there must be an election of directors at each annual general meeting. The directors, other than the managing director, who are to stand for election at each annual general meeting are: (i) any director required to retire after a period of three years in office, (ii) any director appointed by the other directors in the year preceding the annual general meeting, (iii) any new directors, or (iv) if no person is standing for election for the aforementioned reasons then the director longest in office since last being elected. A director, other than the director who is the Chief Executive Officer, must retire from office at the conclusion of the third annual general meeting after which the director was elected. Retired directors are eligible for a re-election to the board of directors unless disqualified from acting as a director under the Corporations Act or our Constitution.

Rights and Restrictions on Classes of Shares

The rights attaching to our ordinary shares are detailed in our Constitution. Our Constitution provides that our directors may issue shares with preferred, deferred or other special rights, whether in relation to dividends, voting, return of share capital or otherwise as our board of directors may determine. Subject to any approval which is required from our shareholders under the Corporations Act and the ASX Listing Rules (see “—Exemptions from Certain NASDAQ Corporate Governance Rules” and “—Change of Control”), any rights and restrictions attached to a class of shares, we may issue further shares on such terms and conditions as our board of directors resolve. Currently, our outstanding share capital consists of only one class of ordinary shares.

Dividend Rights

Our board of directors may from time to time determine to pay dividends to shareholders. All dividends unclaimed for one year after having been declared may be invested or otherwise made use of by our board of directors for our benefit until claimed or otherwise disposed of in accordance with our Constitution.

Voting Rights

Under our Constitution, and subject to any voting exclusions imposed under the ASX Listing Rules (which typically exclude parties from voting on resolutions in which they have an interest), the rights and restrictions attaching to a class of shares, each shareholder has one vote on a show of hands at a meeting of the shareholders unless a poll is demanded under the Constitution or the Corporations Act. On a poll vote, each shareholder shall have one vote for each fully paid share and a fractional vote for each share held by that shareholder that is not fully paid, such fraction being equivalent to the proportion of the amount that has been paid to such date on that share. Shareholders may vote in person or by proxy, attorney or representative. Under Australian law, shareholders of a public company are not permitted to approve corporate matters by written consent. Our Constitution does not provide for cumulative voting.

Note that ADS holders may not directly vote at a meeting of the shareholders but may instruct the depositary to vote the number of deposited ordinary shares their ADSs represent.

Right to Share in Our Profits

Pursuant to our Constitution, our shareholders are entitled to participate in our profits only by payment of dividends. Our board of directors may from time to time determine to pay dividends to the shareholders; however, no dividend is payable except in accordance with the thresholds set out in the Corporations Act.

Rights to Share in the Surplus in the Event of Liquidation

Our Constitution provides for the right of shareholders to participate in a surplus in the event of our liquidation, subject to the rights attaching to a class of shares.

Redemption Provision for Ordinary Shares

There are no redemption provisions in our Constitution in relation to ordinary shares. Under our Constitution, any preference shares may be issued on the terms that they are, or may at our option be, liable to be redeemed.

Variation or Cancellation of Share Rights

Subject to the terms of issue of shares of that class, the rights attached to shares in a class of shares may only be varied or cancelled by a special resolution of our company together with either:

●	a special resolution passed at a separate general meeting of members holding shares in the class; or

●	the written consent of members with at least 75% of the shares in the class.

Directors May Make Calls

Our Constitution provides that subject to the terms on which the shares have been issued directors may make calls on a shareholder for amounts unpaid on shares held by that shareholder, other than monies payable at fixed times under the conditions of allotment. Shares represented by the ADSs are fully paid and are not be subject to calls by directors.

General Meetings of Shareholders

General meetings of shareholders may be called by our board of directors. Except as permitted under the Corporations Act, shareholders may not convene a meeting. The Corporations Act requires the directors to call and arrange to hold a general meeting on the request of shareholders with at least 5% of the votes that may be cast at a general meeting or at least 100 shareholders who are entitled to vote at the general meeting. Notice of the proposed meeting of our shareholders is required at least 28 clear days prior to such meeting under the Corporations Act.

Foreign Ownership Regulation

There are no limitations on the rights to own securities imposed by our Constitution. However, acquisitions and proposed acquisitions of securities in Australian companies may be subject to review and approval by the Australian Federal Treasurer under the Foreign Acquisitions and Takeovers Act 1975, or the FATA, which generally applies to acquisitions or proposed acquisitions:

●	by a foreign person (as defined in the FATA) or associated foreign persons that would result in such persons having an interest in 20% or more of the issued shares of, or control of 20% or more of the voting power in, an Australian company; and

●	by non-associated foreign persons that would result in such foreign person having an interest in 40% or more of the issued shares of, or control of 40% or more of the voting power in, an Australian company, where the Australian company is valued above the monetary threshold prescribed by FATA.

However, no such review or approval under the FATA is required if the foreign acquirer is a U.S. entity and the value of the target is less than A$1.094 million.

The Australian Federal Treasurer may prevent a proposed acquisition in the above categories or impose conditions on such acquisition if the Treasurer is satisfied that the acquisition would be contrary to the national interest. If a foreign person acquires shares or an interest in shares in an Australian company in contravention of the FATA, the Australian Federal Treasurer may order the divestiture of such person’s shares or interest in shares in that Australian company.

Ownership Threshold

There are no provisions in our Constitution that require a shareholder to disclose ownership above a certain threshold. The Corporations Act, however, requires a shareholder to notify us and the ASX once it, together with its associates, acquires a 5% interest in our ordinary shares, at which point the shareholder will be considered to be a “substantial” shareholder. Further, once a shareholder owns a 5% interest in us, such shareholder must notify us and the ASX of any increase or decrease of 1% or more in its holding of our ordinary shares, and must also notify us and the ASX on its ceasing to be a “substantial” shareholder.

Issues of Shares and Change in Capital

Subject to our Constitution, the Corporations Act, the ASX Listing Rules and any other applicable law, we may at any time issue shares and grant options or warrants on any terms, with preferred, deferred or other special rights and restrictions and for the consideration and other terms that the directors determine.

Subject to the requirements of our Constitution, the Corporations Act, the ASX Listing Rules and any other applicable law, including relevant shareholder approvals, we may consolidate or divide our share capital into a larger or smaller number by resolution, reduce our share capital (provided that the reduction is fair and reasonable to our shareholders as a whole and does not materially prejudice our ability to pay creditors) or buy back our ordinary shares whether under an equal access buy-back or on a selective basis.

Change of Control

Takeovers of listed Australian public companies, such as ours are regulated by the Corporations Act, which prohibits the acquisition of a “relevant interest” in issued voting shares in a listed company if the acquisition will lead to that person’s or someone else’s voting power in our company increasing from 20% or below to more than 20% or increasing from a starting point that is above 20% and below 90%, subject to a range of exceptions.

Generally, a person will have a relevant interest in securities if the person:

●	is the holder of the securities;

●	has power to exercise, or control the exercise of, a right to vote attached to the securities; or

●	has the power to dispose of, or control the exercise of a power to dispose of, the securities, including any indirect or direct power or control.

If, at a particular time, a person has a relevant interest in issued securities and the person:

●	has entered or enters into an agreement with another person with respect to the securities;

●	has given or gives another person an enforceable right, or has been or is given an enforceable right by another person, in relation to the securities (whether the right is enforceable presently or in the future and whether or not on the fulfillment of a condition);

●	has granted or grants an option to, or has been or is granted an option by, another person with respect to the securities; or

●	the other person would have a relevant interest in the securities if the agreement were performed, the right enforced or the option exercised; the other person is presumed to already have a relevant interest in the securities.

There are a number of exceptions to the above prohibition on acquiring a relevant interest in issued voting shares above 20%. In general terms, some of the more significant exceptions include:

●	when the acquisition results from the acceptance of an offer under a formal takeover bid;

●	when the acquisition is conducted on market by or on behalf of the bidder under a takeover bid, the acquisition occurs during the bid period, the bid is for all the voting shares in a bid class and the bid is unconditional or only conditioned on prescribed matters set out in the Corporations Act;

●	when shareholders of our company approve the takeover by resolution passed at general meeting;

●	an acquisition by a person if, throughout the six months before the acquisition, that person or any other person has had voting power in our company of at least 19% and, as a result of the acquisition, none of the relevant persons would have voting power in our company more than three percentage points higher than they had six months before the acquisition;

●	when the acquisition results from the issue of securities under a rights issue;

●	when the acquisition results from the issue of securities under dividend reinvestment schemes;

●	when the acquisition results from the issue of securities under underwriting arrangements;

●	when the acquisition results from the issue of securities through operation of law;

●	an acquisition that arises through the acquisition of a relevant interest in another listed company which is listed on a prescribed financial market or a financial market approved by ASIC;

●	an acquisition arising from an auction of forfeited shares conducted on-market; or

●	an acquisition arising through a compromise, arrangement, liquidation or buy-back.

Breaches of the takeovers provisions of the Corporations Act are criminal offenses. ASIC and the Australian Takeover Panel have a wide range of powers relating to breaches of takeover provisions, including the ability to make orders canceling contracts, freezing transfers of, and rights attached to, securities, and forcing a party to dispose of securities. There are certain defenses to breaches of the takeover provisions provided in the Corporations Act.

Access to and Inspection of Documents

Inspection of our records is governed by the Corporations Act. Any member of the public has the right to inspect or obtain copies of our registers on the payment of a prescribed fee. Shareholders are not required to pay a fee for inspection of our registers or minute books of the meetings of shareholders. Other corporate records, including minutes of directors’ meetings, financial records and other documents, are not open for inspection by shareholders. Where a shareholder is acting in good faith and an inspection is deemed to be made for a proper purpose, a shareholder may apply to the court to make an order for inspection of our books.

Description of the Warrants

The following summary of certain terms of the Warrants is not complete and is subject to, and qualified in its entirety by the provisions of the ADS Warrant Agent Agreement and Form of Global Warrant to Purchase ADSs, which are incorporated by reference as exhibits to this annual report.

Global Certificates, Book-entry Interests. The Warrants are represented by one or more global certificates in registered form. The global certificate are deposited with the Warrant Agent as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC. Ownership of interests in the global warrant certificate will be limited to persons that have accounts with DTC or persons that have accounts with DTC participants. Book-entry interests in the Warrants will be shown on, and transfers of such interests will be effected only through records maintained by DTC and its participants. So long as the Warrants are held in global form, DTC will be considered the sole holder of the Warrants. Beneficial owners must rely on the procedures of the participants through which they own book-entry interests to exercise their Warrants or transfer their Warrants.

Exercisability. The Warrants are exercisable immediately upon issuance and at any time up to the date that is five years from the date of issuance. The Warrants are exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice accompanied by payment in full for the number of ADSs purchased upon such exercise. We will pay the ADS issuance fee of US$0.05 per ADS and any other applicable charges and taxes in connection with any such exercise.

Maximum Percentage. A holder of a Warrant will not have the right to exercise such Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates and certain other persons), would beneficially own in excess of 4.99% (the “Maximum Percentage”) of the ordinary shares outstanding immediately after giving effect to such exercise. Subject to certain exceptions, “beneficial ownership” for purposes of determining the Maximum Percentage is calculated in accordance with Section 13(d) of the Exchange Act and the regulations of the SEC thereunder. Upon request by a Warrant holder, we will provide current information regarding the number of our outstanding ordinary shares.

Exercise Price. The initial exercise price per ADS purchasable upon exercise of the Warrants is US$10.00.

Restrictive Legend Events. We will notify the Warrant Agent and each holder if we are unable to deliver ADSs via DTC transfer or otherwise (without restrictive legend), because (a) the SEC has issued a stop order with respect to the registration statement relating to the ADSs, (b) the SEC otherwise has suspended or withdrawn the effectiveness of such registration statement, either temporarily or permanently, (c) we have suspended or withdrawn the effectiveness of the registration statement, either temporarily or permanently, or (d) otherwise (each a “Restrictive Legend Event”). If a Restrictive Legend Event occurs after a Warrant holder has exercised a Warrant in accordance with its terms but prior to the delivery of the ADSs, or if we do not cause the depositary to timely deliver ADSs to a Warrant holder upon exercise of the Warrants, we will be obligated to pay a cash buy-in amount to the holder of the Warrants who did not receive ADSs upon such holder’s exercise of Warrants.

Anti-Dilution Provisions. The exercise price per Warrant and the numbers of Warrants will be subject to adjustment from time to time in accordance with the ASX Listing Rules upon the occurrence of certain stock dividends and distributions, stock splits, stock subdivisions and combinations, reclassifications, rights issues, or similar events affecting our ADSs or ordinary shares, or upon the occurrence of a change in ADS ratio.

Warrant Agent and Exchange Listing. The Warrants are issued in registered form under an ADS Warrant Agent Agreement between The Bank of New York Mellon, as warrant agent and us and listed on the NASDAQ Capital Market under the symbol “IMRNW”.

Rights as a Shareholder. Except as otherwise provided in the ADS Warrant Agent Agreement or by virtue of such holder’s ownership of ADSs or ordinary shares, holders of Warrants do not have rights or privileges of a holder of ADSs or ordinary shares, including any voting rights, until the holder exercises the Warrant.

American Depository Shares

Fees and Charges Payable by ADS Holders

The table below summarizes the fees and charges that a holder of our ADSs may have to pay, directly or indirectly, to our depositary, The Bank of New York Mellon, pursuant to the Amended and Restated Deposit Agreement, between Immuron Limited and The Bank of New York Mellon, as depositary, and Owners and Holders of the American Depositary Shares, which was filed as Exhibit 4.1 to Amendment No.4 of our Registration Statement on Form F-1/A filed with the SEC on May 18, 2017, and the types of services and the amount of the fees or charges paid for such services. The disclosure under this heading “Fees and Charges Payable by ADS Holders” is subject to and qualified in its entirety by reference to the full text of the Deposit Agreement. The holder of an ADS may have to pay fees and charges in connection with ownership of the ADS:

Persons depositing or withdrawing shares or ADS holders must pay:	For:

US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the Deposit Agreement terminates

US$0.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

US$0.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the Deposit Agreement) converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse and/or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the Deposit Agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.

Fees and Payments Made by Us to the Depositary

For the year ended June 30, 2020, we paid The Bank of New York Mellon a total of US$5,036, for services pursuant to the Annual General Meeting (AGM).

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